                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

  BenTov   Shmuel
   (Last)  (First)  (Middle)

  c/o The A Consulting Team, Inc.
  200 Park Avenue South
   (Street)

  New York  New York  10003
   (City)    (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

  The A Consulting Team, Inc. (TACX)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

  12/00

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Chairman of the Board, Predident & Chief Executive Officer

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                    12/14/00     P                  300     A(1)   $2.44
Common Stock                    12/14/00     P                  300     A(1)   $2.44
Common Stock                    12/15/00     P                4,700     A(2)   $2.55
Common Stock                    12/15/00     P                4,700     A(2)   $2.55
Common Stock                    12/28/00     G                5,500     D(3)    (3)
Common Stock                    12/28/00     G                5,500     D(3)    (3)
Common Stock                                                                             3,485,000(4)      D/I             (4)


                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
                                                                                                              12/1/00-
Option (Right to purchase)(5)                $3.8750                                                           12/1/03     12/1/04



                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Option (Right to purchase)(5)       Common Stock            30,000                        30,000            D              N/A




Explanation of Responses:

1. On December 14, 2000, Mr. BenTov's two minor children, Jonathan BenTov and Yaneev BenTov, each purchased 300 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as the custodian of such minor children.

2. On December 15, 2000, Mr. BenTov's two minor children, Jonathan BenTov and Yaneev BenTov, each purchased 4,700 shares of common stock; Mr. BenTov indirectly beneficially owns such shares as the custodian of such minor children.

3. On December 28, 2000, Mr. BenTov transferred as bona fide gifts 5,500 shares of common stock to each of his two minor children, Jonathan BenTov and Yaneev BenTov; Mr. BenTov indirectly beneficially owns such shares as the custodian of such minor children.

4. Includes 66,000 shares of common stock indirectly beneficially owned by Mr. BenTov as custodian of Jonathan BenTov and Yaneev BenTov, his two minor children and Ronit BenTov, his wife.

5. Option granted December 1, 1999 to purchase 30,000 shares of common stock at an exercise price equal to the closing price of $3,875 on December 1, 1999. The option vests at the rate of 25% per year and expires on the fifth anniversary of the date of issuance, or December 1, 2004.




        /s/ Shmuel BenTov                       January 9, 2001
---------------------------------------    --------------------------
          Shmuel BenTov                               Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).